Exhibit 4.2

FORM OF EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), dated as of [*] (the “Effective Date”), is entered between Alpha Technology Group Limited, a company incorporated in the British Virgin Islands (the “Company”, together with its subsidiaries and affiliated entities, the “Group”) and [Name of Executive] (the “Executive”).

WHEREAS, the Company and the Executive wish to enter into an employment agreement whereby the Executive will be employed by the Company in accordance with the terms and conditions stated below;

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE 1
EMPLOYMENT, DUTIES AND RESPONSIBILITIES

Section 1.01. Employment. The Executive shall serve as the [Position] of the Company upon the terms and conditions hereinafter appearing and subject to the articles of association of the Company and other applicable laws and regulations. The Executive hereby accepts such employment and agrees to devote substantially all of the Executive’s time and efforts to promoting the interests of the Company.

Section 1.02. Duties and Responsibilities. Subject to the supervision of and direction by the Board of Directors of the Company (the “Board”), the Executive shall perform such duties as are similar in nature to those duties and services customarily associated with the positions set forth above.

Section 1.03. Base of Operation. The Executive’s principal base of operation for the performance of his/her duties and responsibilities under this Agreement shall be the offices of the Company in Hong Kong,United States and at such other places as shall from time to time be reasonably necessary to fulfill the Executive’s obligations hereunder.

ARTICLE 2
TERM

Section 2.01. Term (a) Subject to Article 5, the term of this Agreement (the “Term”) shall commence on the Effective Date and shall continue for an initial period of one (1) year from the Effective Date. The Term and this Agreement will be renewed automatically thereafter for successive one-year terms unless a one-month notice of non-renewal is given by one party to the other.

(b) The Executive represents and warrants to the Company that (i) he/she is not bound by or subject to any court order, agreement, arrangement or undertaking which in any way restricts or prohibits him/her from entering into this Agreement or from performing his/her duties hereunder; and (ii) neither the execution and delivery of this Agreement nor the performance of the Executive’s duties hereunder violates or will violate the provisions of any other agreement to which the Executive is a party or by which the Executive is bound.

ARTICLE 3
COMPENSATION AND EXPENSES

Section 3.01. Salary And Benefits.

(a) The Executive shall be entitled to an initial annual compensation consisting of 2,300 Class A Ordinary Shares of the Company, which shall vest immediately upon acceptance and be subject to a lock-up period of three (3) years from the date of grant.

(b) In addition to the foregoing, the Executive shall be entitled to such further compensation during the Term as the Board (or a duly authorized committee thereof) may determine from time to time in its sole discretion, which may include:

●	a cash base salary;

●	additional Class A Ordinary Shares or other equity awards;

●	discretionary cash or equity bonuses; and

●	participation in any employee stock ownership plan (ESOP), equity incentive plan, share option plan, restricted share plan, or similar equity-based compensation arrangement established or maintained by the Company.

(c) The amount, form, structure, vesting schedules, lock-up periods, exercise prices (if applicable), and other terms of any such additional or future compensation shall be reviewed and may be adjusted annually (or more frequently) by the Board, taking into account the Executive’s performance, the Company’s financial condition, market practices, business needs, and any other relevant factors. Any equity compensation granted hereunder may be subject to such conditions and restrictions as the Board determines at the time of grant.

(d) The salary, equity grants, and any other compensation of the Executive shall be decided and approved by a majority in number of the members of the Board, provided that the Executive shall abstain from voting and not be counted in the quorum in respect of any resolution regarding the remuneration relating to himself.

Section 3.02 Expenses. The Company may reimburse the Executive for reasonable documented business-related expenses reasonably incurred by the Executive in connection with the performance of the Executive’s duties hereunder during the Term, provided that any such expenses over HK$5,000 shall be approved by the Company in writing in advance and subject, however, to the Company’s policies relating to business-related expenses as in effect from time to time during the Term.

Section 3.03 Payer of Compensation. All compensation, salary, benefits and remuneration in this Agreement may be paid by the Company or any of its subsidiaries or affiliated entities, as decided by the Company in its sole discretion.

Section 3.04 Payment. Payment under Article 3 may be made by any member of the Group and if by more than one company in such proportions as the Board in its absolute discretion may from time to time think fit.

ARTICLE 4
EXCLUSIVITY, ETC.

Section 4.01. Exclusivity. The Executive agrees and undertakes to user his/her best endeavours to perform his/her duties, responsibilities and obligations hereunder efficiently and to the best of his/her ability to protect, promote and act in the best interests of the Group. The Executive agrees and undertakes to devote time, care and attention and best efforts to such duties, responsibilities and obligations throughout the Term. The Executive agrees that all of his/her activities as an employee of the Company shall be in conformity with all present and future policies, rules and regulations and directions of the Company not inconsistent with this Agreement.

Section 4.02. Executive’s Duties. Without prejudice to the generality of Section 4.01, the Executive shall during the Term under this Agreement: (a) devote time and attention necessary to the interest and affairs of the Company in the discharge of duties as [Position] of the Company and, where relevant, as an officer/employee of such other members of the Group as are necessary for the proper and efficient administration, supervision, management and operation of the business of the Group; (b) in the discharge of such duties and in the exercise of such powers observe and comply with all reasonable and lawful resolutions, instructions, regulations and directions from time to time passed, made or given by the Board according to the best of his/her skills and ability; (c) at all times keep the Board promptly and fully informed (in writing if so requested) in connection with the performance of such powers and duties and provide such explanations as the Board may require in connection with the business or affairs of the Group; (d) perform such other duties and exercise such other powers which the Board may from time to time properly assign to him/her in his/her capacity as [Position] of the Company or in connection with the Business subject to such resolutions, regulations or directions as to the scope of his/her duties or authority or manner of carrying out the same as may be made or given by the Board from time to time; (e) disclose to the Board all other directorships and other (direct) interests, employment, consultancies or associations held by the Executive and all interests in the business which may be substantially competing directly with the business of the Group from time to time; (f) act in accordance with his/her powers and obligations as [Position] of the Company and use his/her best endeavours to comply with and to cause the Company to comply with (i) every rule or law applicable to any member of the Group, whether in British Virgin Islands, Hong Kong, United States or elsewhere; (ii) every regulation of the articles of association of the Company for the time being in force; and (iii) all other relevant securities regulations, rules, instructions, practice notes and guidelines as issued by the relevant regulatory authorities from time to time, which are binding on or applicable to the Group or the Executive; and (g) forthwith notify the Board upon occurrence of any circumstances which may render him/her unsuitable to act as [Position] of the Company.

Section 4.03. Intellectual Property. The Executive agrees, confirms and acknowledges that Intellectual Property under this Agreement is the sole and exclusive property of the Company and further agrees and undertakes to assign to the Company the ownership of all right, title and interest in Intellectual Property, including any Intellectual Property conceived, created, and otherwise obtained by and/or registered under the name of the Executive (i) during the term of this Agreement relating to the work he/she performs within the scope of such Executive’s employment with the Company, (ii) within twelve (12) months after the Executive retires or ends employment with the Company under the circumstances that such Intellectual Property relates to such Executive’s employment scope with the Company, and (iii) by using the resources of the Company during the term of this Agreement. During the Executive’s employment with the Company and within twelve (12) months after his/her employment with the Company terminates, the Executive has the obligation to promptly inform the Company of any Intellectual Property within ten days of its creation and the Executive has the obligation to assist the Company in its patent, copyright or trademark application/assignment related to the Intellectual Property.

“Intellectual Property” under this Section 4.02 means any and all intellectual property in any form or stage of development, including but not limited to any idea, concept, design, invention, method, process, system, model, software, know-how and any other subject matter, material or information that qualifies and/or is considered by the Company to qualify for patent, copyright, trademark, trade secret, trade name or any other protection under the laws of Hong Kong or British Virgin Islands or the United States providing or creating intellectual property rights.

Section 4.04. Non-Competition and Confidentiality.

(a) Non-compete. During the Executive’s employment with the Company and for 12 months after his/her employment with the Company terminates for any reason, the Executive (and/or his/her relatives, associates, affiliates and related parties) will not (i) directly or indirectly engage in (whether as an officer, principal, agent, director, employee, partner, affiliate, consultant or other participant), carry on, manage or hold an equity interest of 5% or more in, any business or activity that is in direct competition with the business of the Group, (ii) solicit, encourage or assist other employees of the Group to seek employment with any business or organization in direct competition with the Group, (iii) engage in other activities that may cause conflicts with the interests of the Company during the term of the employment agreement; (iv) induce or attempt to induce a Restricted Customer or Prospective Customer to cease or refrain from conducting business with/or to reduce the amount of business conducted with, or to vary the terms upon which it conducts business with the Group, or do any other thing which is reasonably likely to have such an effect; (v) have any business dealings with a Restricted Customer or a Prospective Customer in connection with the provision of goods or services to them in direct competition with the business of the Group; or (vi) have any business dealings with, or solicit, entice or attempt to entice away a supplier of goods or services to the Group, if such dealings, solicitation or enticement causes or is reasonably likely to cause such supplier to cease supplying, or to reduce its supply of goods or services to the Group, or to vary adversely the terms upon which it conducts business with the Group.

“Prospective Customer” under this section 4.04 (a) means a person who has been at any time during the period of 24 months immediately preceding the last employment date of the Executive under this Agreement, in discussions with the Group with a view to becoming a client or customer of the Group.

“Restricted Customer” under this section 4.04 (a) means any person who has been at any time during the period of 24 months immediately preceding the last employment date of the Executive under this Agreement, a client or customer of, or in the habit of dealing with, the Group.

(b) Confidentiality. Throughout the course of the Executive’s employment with the Company and thereafter, the Executive shall keep in strict confidence all non-public information relating to the business, financial condition and all aspects of the Company, including but not limited to trade secrets, business methods, products, processes, procedures, development or experimental projects, plans, service providers, customers and users, intellectual property, information technology and any other information which is material to the Company’s business operations, and except as authorized by the Company in writing, may not disclose or provide to any person, firm, corporation or entity such non-public information, and may not use such non-public information for any purpose other than to fulfill his/her responsibilities as the [Position] in the best interest of the Company. The Executive shall also comply with the Company’s corporate policies and any other agreements on confidentiality that the Executive may enter into with the Company or any of its subsidiaries or affiliated entities. This provision and such other confidentiality policies and agreements are hereinafter collectively referred to as the “Confidentiality Terms.”

(c) All documents, notes, memoranda, records and writings made by Executive in relation to the business or concerning any of its dealings or affairs or the dealings of affairs of any clients or customers of the Group shall be and shall remain the property of the Group and shall be handed over by him/her to the Company (or to such other company in the Group as the case may require) from time to time on demand of the Company and in any event upon his/her leaving the service of the Company and the Executive shall not retain any copy thereof.

(d) upon the expiry of the Term or the termination of the employment this Agreement (whichever is earlier), the Executive agrees and undertakes to forthwith (i) where possible, return to the Company all books, records, correspondences, accounts, documents, papers, materials, credit cards (if any), information, data and/or documents containing or relating to the confidential information under Section 4.04(b); and/or (ii) destroy any copies of all books, records, correspondences, accounts, documents, papers, materials, credit cards (if any), information, data and/or documents containing or relating to the confidential information under Section 4.04(b) not returned to the Company.

Section 4.05. Permitted Outside Activities. Notwithstanding anything to the contrary in this Agreement (including Sections 4.01 and 4.02), during the Term, the Executive may, without obtaining prior consent from the Company or the Board: (a) engage in, invest in, serve as a director, officer, advisor, consultant, or employee of, or otherwise participate in, other companies, ventures, startups, businesses, or investment activities (whether for profit or non-profit); (b) hold passive investments (including ownership of securities in publicly traded companies of any class of outstanding securities, or greater amounts with Board notice if requested); or (c) serve on boards of directors, advisory boards, or similar positions for other entities, provided that such activities: (i) do not directly compete with the core business activities of the Group as conducted during the Term (for clarity, "directly compete" means engaging in the same primary products, services, and markets as the Group in a manner that materially overlaps with the Executive’s duties or the Group’s strategic focus) and (ii) do not create an actual material conflict of interest with the Company or breach the Executive’s obligations under Section 4.04 (Confidentiality) or applicable law.

ARTICLE 5
TERMINATION AND INDEMNIFICATION

Section 5.01. Termination by Company. The Company shall have the right to terminate the Executive’s employment at any time with or without “Cause” by giving a one-month advance notice in writing pursuant to the terms hereof. For purposes of this Agreement, “Cause” shall mean: (i) the Executive’s willful and continued failure to substantially perform his/her duties hereunder (other than as a result of total or partial incapacity due to physical or mental illness), (ii) dishonesty in the performance of the Executive’s duties hereunder, (iii) an act or acts on the Executive’s part constituting a felony under the laws of Hong Kong or of the United States or any state thereof, (iv) any other act or omission which is materially injurious to the financial condition or business reputation of the Company or any of its subsidiaries or affiliates, (v) the Executive’s breach of the non-compete and confidentiality clause hereof; (vi) the Executive becoming bankrupt or having a receiving order made against him/her; (vii) the Executive becoming prohibited by law from acting as [Position] or is guilty of any breach of any rules, regulations, practice directions, practice notes or guidance notes in force from time to time; or (viii) the Executive being convicted of any criminal offence (other than an offence which in the reasonable opinion of the Board does not affect his/her position as [Position] of the Company). For purposes of this Subsection, no act or failure to act, on the part of the Executive shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the act or omission of the Executive was in the best interest of the Company.

Section 5.02. Termination by The Executive. The Executive shall have the right to terminate this Agreement at any time by giving a one-month advance notice in writing pursuant to the terms hereof.

Section 5.03. Death. In the event the Executive passes away during the Term, this Agreement shall automatically terminate, such termination to be effective on the date of the Executive’s death.

Section 5.04. Disability. In the event that the Executive shall suffer a disability which shall have prevented him or her from performing satisfactorily his/her obligations hereunder for a period of at least 120 consecutive days, the Company shall have the right to terminate this Agreement, such termination to be effective upon the giving of notice thereof to the Executive in accordance with Section 6.02 hereof.

Section 5.05. Effect of Termination.  (a) In the event of termination of the Executive’s employment, whether before or after the Term, by either party for any reason, or by reason of the Executive’s death or disability, the Company shall pay to the Executive (or his/her beneficiary in the event of his/her death) any base salary or other compensation earned but not paid to the Executive prior to the effective date of such termination. All other benefits due the Executive following his/her termination of employment shall be determined in accordance with the plans, policies and practices of the Company.

(b) In the event of termination of the Executive’s employment by the Company other than for Cause, the Company shall pay to the Executive any additional amount as provided by applicable law.

(c) Termination for whatever reason shall not relieve the parties hereto of their respective obligation arising or accrued prior to the termination of the employment or of obligations which expressly or by necessary implication continue after the termination of the employment.

ARTICLE 6
MISCELLANEOUS

Section 6.01. Benefit Assignment; Assignment; Beneficiary. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns, including, without limitation, any corporation or person which may acquire all or substantially all of the Company’s assets or business, or with or into which the Company may be consolidated or merged. This Agreement shall also inure to the benefit of, and be enforceable by, the Executive and his/her personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amount would still be payable to him or her hereunder if the Executive had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to the Executive’s beneficiary, devisee, legatee or other designee, or if there is no such designee, to the Executive’s estate.

Section 6.02. Notices.  Any notice required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered or if sent by registered or certified mail, national overnight courier, or email. In the case of the Company, to the office or email account of the Human Resource Department; and in the case of the Executive, to the address or email account appearing on the employment records of the Company, from time to time. Any notice given hereunder shall be deemed to have been given or made: (a) in the case of communication by letter 5 business days (if overseas) or 2 business days (if local) after dispatch or, if such letter is delivered by hand, on the day of delivery; or (b) in the case of a communication by email, when sent.

Section 6.03. Entire Agreement; Amendment. This Agreement contains the entire agreement of the parties hereto with respect to the terms and conditions of the Executive’s employment during the Term and supersedes any and all prior agreements and understandings, whether written or oral, between the parties hereto with respect to compensation due for services rendered hereunder. This Agreement may not be changed or modified except by an instrument in writing signed by both of the parties hereto.

Section 6.04. Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a continuing waiver or as a consent to or waiver of any subsequent breach hereof.

Section 6.05. Headings. The article and section headings herein are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 6.06. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of Hong Kong, without reference to the principles of conflict of laws.

Section 6.07. Agreement To Take Actions. Each party hereto shall execute and deliver such documents, certificates, agreements and other instruments, and shall take such other actions, as may be reasonably necessary or desirable in order to perform his, her or its obligations under this Agreement or to effectuate the purposes hereof.

Section 6.08. Arbitration. Any dispute between the parties hereto respecting the meaning and intent of this Agreement or any of its terms and provisions shall be submitted to arbitration in Hong Kong, in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules then in effect, and the arbitration determination resulting from any such submission shall be final and binding upon the parties hereto. The arbitrator shall have no authority to award reasonable attorney’s fees to any party in any dispute subject to this Section 6.08. Judgment upon any arbitration award may be entered in any court of competent jurisdiction.

Section 6.09. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

Section 6.10. Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision or provisions of this Agreement, which shall remain in full force and effect.

Section 6.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

Section 6.12. Corporate Authorization. The Company hereby represents that the execution, delivery and performance by the Company of this Agreement are within the corporate powers of the Company, and that the Chairman of its Board of Directors has the requisite authority to bind the Company hereby.

Section 6.13. Withholding. All payments to the Executive hereunder shall be subject to withholding to the extent required by applicable law.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date first above written.

Agreed and accepted

For and on behalf of

Alpha Technology Group Limited

Name:	Tsang Chun Ho Anthony
Title:	Executive Director

Agreed and accepted

Name:	[Name of Executive]